EXHIBIT 12.1

Boston Private Financial Holding, Inc.

Calculation of ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year Ended December 31,
	Nine Months Ended September 30, 2007	2006	2005	2004	2003	2002
INCLUDING INTEREST ON DEPOSITS EARNINGS:
Add
Pre tax income before adjustments for minority interest, and income/(loss) from equity investees	54,225	85,192	70,063	48,444	30,685	30,599
Fixed charges from below	135,711	131,079	64,662	34,404	27,143	28,335
Distributed income of equity investees	1,388	1,180	880	415	—	—

EARNINGS	191,324	217,451	135,605	83,263	57,828	58,934

FIXED CHARGES:
Interest expense	131,367	126,519	61,251	32,066	24,915	26,265
Interest portion of fixed rentals (1)	—	—	—	—	—	—
Amortization premiums, discounts and capitalized expenses related to indebtedness	504	99	96	47	—	—
Estimate of the interest within rental expense	3,840	4,461	3,315	2,291	2,228	2,070

Total fixed charges	135,711	131,079	64,662	34,404	27,143	28,335

Ratio of Earnings to Fixed Charges	1.41	1.66	2.10	2.42	2.13	2.08

EXCLUDING INTEREST ON DEPOSITS EARNINGS:
Add
Pre tax income before adjustments for minority interest, and income/(loss) from equity investees	54,225	85,192	70,063	48,444	30,685	30,599
Fixed charges from below	45,423	43,815	25,026	14,944	11,414	9,739
Distributed income of equity investees	1,388	1,180	880	415	—	—

EARNINGS	101,036	130,187	95,969	63,803	42,099	40,338

FIXED CHARGES:
Interest excluding interest on deposits	41,079	39,255	21,615	12,606	9,186	7,669
Interest portion of fixed rentals (1)	—	—	—	—	—	—
Amortization premiums, discounts and capitalized expenses related to indebtedness	504	99	96	47	—	—
Estimate of the interest within rental expense	3,840	4,461	3,315	2,291	2,228	2,070

Total fixed charges	45,423	43,815	25,026	14,944	11,414	9,739

Ratio of Earnings to Fixed Charges Excluding Interest on Deposits	2.22	2.97	3.83	4.27	3.69	4.14

(1)	The Company is not a party to any capital leases; therefore, this item is not applicable. All leases are operating leases.